KAPSTONE PAPER AND PACKAGING CORPORATION

1101 Skokie Boulevard - Suite 300 Northbrook, IL 60062
847.239.8800 fax: 847.205.7551 www.kapstonepaper.com

January 13, 2014

Brad Skinner, Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E
Washington, DC 20549

Re:     KapStone Paper and Packaging Corporation Form 10-K for the Year Ended December 31, 2012, filed March 4, 2013, File No. 001-33494

Dear Mr. Skinner:

This letter is in response to the conversation that Donald Delaney, Staff Accountant, and I had on January 7, 2014, relating to your review of our Form 10-K for the Year Ended December 31, 2012, and our subsequent response in a letter dated November 20, 2013.  Based on that conversation, we understand that it is agreed that KapStone operates as one operating segment in accordance with FASB ASC Topic 280-10-50.  It was also noted that additional disclosures might be appropriate on a prospective basis regarding paragraphs 40 through 42 of FASB ASC Topic 208-10-50.

The Company’s responses are as follows regarding the paragraphs cited above:

1.              FASB ASC Topic 280-10-50, Paragraph 40, requires disclosure of revenues with external customers for each product or service or each group of similar products or services.

a)             The Company believes that additional information regarding product lines is appropriate and has prepared this pro forma table to illustrate future disclosures.  With the acquisition of Longview Fibre Paper and Packaging Inc. on July 18, 2013, the Company now regards its primary product lines as: Containerboard/Corrugated Products (60% of total revenues), Specialty Papers (34% which includes DuraSorb, Kraft Paper, and Kraftpak), and Other.  Looking prospectively with the inclusion of the Longview acquisition, the rationale for the proposed product line categorization results from the fact that the Containerboard/Corrugated Products is more significant, and the individual sub-product lines in the Specialty Papers become less significant. We will provide the following table:

	Year Ended December 31,
	$000s		Increase/		tons		Increase/
Product Line Revenue in (000’s):	2012	2011	(Decrease)%		2012	2011	(Decrease)%
Containerboard / Corrugated products	$725,238	$409,547	$315,691	77.1%	1,073,918	730,119	343,799	47.1%
Specialty paper	417,510	435,019	(17,509)	(4.0)%	606,547	638,979	(32,432)	(5.1)%
Other	73,888	61,553	12,335	20.0%	—	—	—	0.0%
Product sold	$1,216,637	$906,119	$310,518	34.3%	1,680,465	1,369,098	311,367	22.7%

2.              FASB ASC Topic 280-10-50, Paragraph 41, gives guidance regarding disclosures on international revenues and long-lived assets.  We will provide the following table:

	Year Ended December 31,
Net sales:	2012	2011	2010
To customers located in the United States	$942,706	$589,646	$482,459
Export sales to foreign based customers	273,931	316,473	300,217
Total	$1,216,637	$906,119	$782,676

No foreign country accounted for more than 10 percent of consolidated net sales in 2012, 2011 and 2010.

The Company does not have any material long-lived assets located in foreign countries.

3.              FASB ASC Topic 280-10-50, Paragraph 42, gives guidance related to reliance on major customers.  The Company currently has no customers that would exceed the threshold, and therefore, believes no additional disclosure is required.

Please advise if you are in agreement with our proposed prospective disclosures.  Should you have any questions concerning any of the foregoing, please contact me by telephone at (847) 239-8812.

Very truly yours,

/S/ Andrea K. Tarbox

Andrea K. Tarbox
Vice President and Chief Financial Officer